Exhibit 6(a)


                        OFFICE SUITE OCCUPANCY AGREEMENT

LESSOR:     Arthur Realty of Palm Aire Inc.                   Date: 08/09/2001
            2700 West Atlantic Blvd., Suite #200
            Pompano Beach, FL 33069 (954) 971-2261 Fax 97h9414

TENANT NAME: Robert Wilson

COMPANY:  National Healthcare Financial Services

BUS TYPE: Medical Receivable Financing

HOME ADDRESS: 847 Foresteria Ave. Wellington, Fl. 33414

HOME PHONE: 561-622-4395

SUITE ADDRESS: 2754 W. Atlantic Blvd, Suite 4  Pompano Beach, Florida 33069

MAIL BOX #: 38       ACCESS CODE: 9808          SIDE DOOR CODE: 2/4-3


TERMS OF OCCUPANCY: 08/15/01 TO  08/14/02     Furnished office includes:________

MONTHLY RENT OF $135.00 FURNITURE $0. + TAX $8.10 = $143.10 Is due on the 15th of every month during the Occupancy Agreement. If not vacated after expiration of the same, month to month occupancy may continue at the option of the Lessor. Termination during month-to-month occupancy would then require thirty (30) days written notice from rental due date.

Time is of the essence. If rent for any month is not received within five (5) days of date due, office will be locked-out until rent is current and a LATE CHARGE of 10% will be added to that month's rent. A $20.00 or 5%, whichever is greater, fee will be added for each returned check. If rent is not received within ten (10) days of due date, or office is not vacated after termination date of Occupancy Agreement, Lessor may consider office, together with all its contents, as having been abandoned. Lessor, may enter office, dispossess
Occupant, change the lock, remove all personal property, sell or otherwise dispose of same in any manner that Lessor deems proper, and apply all proceeds, if any, to all money due Lessor, including personal costs and attorney fees.

Office shall not be used for any illegal purpose. Occupant assumes all risks to property placed in the office from fire, water, and all natural causes, also theft and from any other acts of persons other than Lessor. Air conditioning and lighting are included in the rent and should be turned off when not needed. Monthly charges will be added for any extra electrical usage. Occupant is responsible for cleaning and removal of all waste and trash from office. No debris is to be left in corridors. Occupancy is for 1 person (s), if occupancy exceeds this number, rental rate shall be adjusted accordingly. Parking spaces to be used only during hours office is occupied and is limited to a maximum of 2 spaces per office during regular office hours. Any and all signage must be approved by Lessor prior to installation.

Occupant shall maintain general liability insurance in a minimum limit of $300,000 and shall name Lessor as additional insured on said policy. Occupant has (30) days from commencement date of this Lease to provide Lessor with proof of this insurance.

After office has been vacated, left clean and undamaged, security deposit will be refunded by mail if Occupancy Agreement is fulfilled. Otherwise, security will be applied to cost of changing locks, repairs, clean-up etc. Rent is not refundable. Deposit left to reserve offices is not refundable but may be applied to an Agreement. This Occupancy Agreement is not to be assigned, nor office sub-leased, without written permission of Lessor. Occupant agrees to abide by the Rules and Regulations provided with this Occupancy Agreement.

ARTHUR REALTY OF PALM-AIRE INC.                RECEIPT OF THE FOLLOWING IS
                                               ACKNOWLEDGED:

By:__________________________  First Month's Rent (including sales tax)  $143.10
   Representative              Security Deposit:                         $270.00
                               Other
_____________________________  TOTAL:                                    $413.10
   Occupant



* Subject to change at any time




PT/ACT/EX/FP/SL/AL

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